# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Zurichstrasse 38, 8306 Bruttisellen, Bruttisellen, Switzerland (V8), 8306
Date of event which requires filing of this statement: 12/28/2024
Amends the filing with accession number 0001104659-24-125741
Filed by CIK 0002017279
Persons authorized to receive notices and communications: XU Xian, Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands (E9), KY1-9008, (65) 6022 2770

## Reporting persons
- Ant International Technologies (Hong Kong) Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 12,500,000; shared voting power 0; sole dispositive power 12,500,000; shared dispositive power 0; aggregate amount beneficially owned 12,500,000 (6.3% of the class)
  Comment: The beneficial ownership reported herein represents 12,500,000 Ordinary Shares. See Item 5.This percentage is calculated based upon 199,871,325 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K dated November 22, 2024. See Item 5.
- Ant International (Cayman) Holding Limited (CIK 0002017279): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 12,500,000; shared voting power 0; sole dispositive power 12,500,000; shared dispositive power 0; aggregate amount beneficially owned 12,500,000 (6.3% of the class)
  Comment: The beneficial ownership reported herein represents 12,500,000 Ordinary Shares. See Item 5. This percentage is calculated based upon 199,871,325 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K dated November 22, 2024. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: Zurichstrasse 38, 8306 Bruttisellen, Bruttisellen, Switzerland (V8), 8306
Comment:
Explanatory Note:

This Amendment No. 1 (the "Amendment No.1") to Schedule 13D amends and supplements the statements on Schedule 13D originally filed with the SEC on December 5, 2024 (the "Original Schedule 13D", together with this Amendment No. 1, the "Schedule 13D") relates to the ordinary shares (the "Ordinary Shares") of the Issuer. The Items herein amend the information disclosed under the corresponding Items of the Original Schedule 13D as described herein. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by inserting the following information after the second paragraph of item 4:

On September 7, 2020, the Issuer, SL Globetrotter, L.P. ("Globetrotter") and Antfin Hong Kong entered into a Second Amended and Restated Relationship Agreement (the "Relationship Agreement"). Pursuant to the terms of the Relationship Agreement, Antfin Hong Kong has the right to designate one person for nomination by the Board of Directors of the Issuer (the "Board") as a Board member, subject to certain conditions set forth therein. For as long as Antfin Hong Kong has such Board nomination right, the Issuer shall, following the assessment by the Board, procure that the Board nominates the person designated by Antfin Hong Kong for election as a Board member and to use reasonable efforts to procure the election of the person designated by Antfin Hong Kong to the Board at each relevant general meeting.

On December 28, 2024, the Issuer,Globetrotter, Antfin Hong Kong and Ant International Technologies entered into an Amendment and Joinder Agreement to the Relationship Agreement, pursuant to which Ant International Technologies assumed the rights, duties and obligations of Antfin Hong Kong under the Relationship Agreement as if it were Antfin Hong Kong.

Item 4 of the Original Schedule 13D is hereby amended by inserting the following information at the end of item 4:

The information set forth or incorporated in Items 5 and 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment No. 1 are hereby incorporated by reference into this Item 5.

By virtue of the agreements described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Except as disclosed in Original Schedule 13D and this Amendment No. 1, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A to Original Schedule 13D, has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by inserting the following information at the end of item 6:

Amendment and Joinder Agreement to Relationship Agreement

On September 7, 2020, the Issuer, Globetrotter and Antfin Hong Kong entered into the Relationship Agreement. Pursuant to the terms of the Relationship Agreement, Antfin Hong Kong has the right to designate one person for nomination by the Board as a Board member, subject to certain conditions set forth therein. For as long as Antfin Hong Kong has such Board nomination right, the Issuer shall, following the assessment by the Board, procure that the Board nominates the person designated by Antfin Hong Kong for election as a Board member and to use reasonable efforts to procure the election of the person designated by Antfin Hong Kong to the Board at each relevant general meeting. If Antfin Hong Kong and/or its subsidiaries directly or indirectly hold less than 5% of Ordinary Shares and Series A preferred shares ("Voting Shares"), and/or such other conditions as may be agreed between Antfin Hong Kong and the Issuer from time to time cease to be satisfied, Antfin Hong Kong shall no longer be entitled to nominate a Board member. The Relationship Agreement also sets forth certain Board nomination rights of Globetrotter.

On December 28, 2024, the Issuer, Globetrotter, Antfin Hong Kong and Ant International Technologies entered into an Amendment and Joinder Agreement to the Relationship Agreement, pursuant to which Ant International Technologies assumed the rights, duties and obligations of Antfin Hong Kong under the Relationship Agreement as if it were Antfin Hong Kong.

For such time as the Board appointment right described above applies, Ant International Technologies shall be entitled to designate a Board observer.

Voting Agreement

On September 7, 2020, Globetrotter, Global Blue Holding L.P. and Antfin Hong Kong (each party, a "Shareholder") entered into a voting agreement (the "Voting Agreement").

Each Shareholder agreed, at any time it is then entitled to vote for the election of directors to the Board, to take all necessary actions, including casting all votes to which such Shareholder is entitled in respect of its Voting Shares (from time to time), whether at any annual or extraordinary general meeting, or to cause such Shareholder's Board representative(s) to cast their vote so as to ensure that the composition of the Board complies with (and includes all of the requisite designees in accordance with) the Relationship Agreement from time to time.

Each Shareholder agreed that if, at any time, it is then entitled to vote for the removal of directors, it will not vote any of its Voting Shares (from time to time) in favor of the removal of any director who shall have been designated in accordance with the Relationship Agreement, subject to certain exceptions set forth therein.

Each Shareholder agreed not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of its Voting Shares (from time to time) that would prohibit or prevent such Shareholder from casting votes in respect of such Voting Shares in accordance with other relevant provisions of the Voting Agreement.

Each Shareholder agreed, at any time it is then entitled to vote for any resolution proposed to give effect to the agreed terms of the convertible preferred shares of the Issuer (the "Convertible Preferred Shares"), to take all necessary actions, including casting all votes to which such Shareholder is entitled in respect of its Voting Shares (from time to time), whether at any annual or extraordinary general meeting or to cause such Shareholder's Board representative(s) to cast their vote so as to ensure that the agreed terms of the Convertible Preferred Shares and the Conversion Agreement among the Issuer and other parties thereto are given effect.

On December 28, 2024, the Issuer, Globetrotter, Antfin Hong Kong and Ant International Technologies entered into an Amendment and Joinder Agreement to the Voting Agreement, pursuant to which Ant International Technologies assumed the rights, duties and obligations of Antfin Hong Kong under the Voting Agreement as if it were Antfin Hong Kong.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

B. Amendment and Joinder Agreement to Second Amended and Restated Relationship Agreement
C. Amendment and Joinder Agreement to Voting Agreement

## Signatures
- Ant International Technologies (Hong Kong) Holding Limited: /s/ Richard LIN, Richard LIN / Director (12/31/2024)
- Ant International (Cayman) Holding Limited: /s/ JING Xiandong, JING Xiandong / Chairman (12/31/2024)